USA VIDEO INTERACTIVE CORP.

September 27, 2002

02055308

02 OCT -8 AM 9:12

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

/cg
Encl.

dlw 10/9

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

COMPANY TO SATISFY EMPLOYEE WAGE CLAIMS

September 27, 2002 - MYSTIC, CONNECTICUT – USA Video Interactive (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) wishes to advise that four employees of its wholly owned subsidiary USVO Inc. had filed a complaint with the Connecticut Department of Labor with respect to outstanding wages. The Company has been in contact with the Connecticut Department of Labor. The Company intends to satisfy this obligation forthwith.

About USA Video Interactive

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street, Mystic, CT 06355 (860) 572-1560; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact Edwin Molina (860) 572-1560; info@usvo.com